

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2016

<u>Mail Stop 3720</u>

Leslie Moonves
Chairman and Chief Executive Officer
CBS Corporation
51 W. 52nd Street
New York, New York 10019

Re: **CBS Corporation**
               Form 10-K for the Year Ended December 31, 2015
               Filed February 16, 2016
               File No. 001-09553

Dear Mr. Moonves:

We have reviewed your June 30, 2016 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>General</u>

1.   We note your response to comment 1 where you indicate your intention to make disclosure pursuant to Item 403(c) of Regulation S-K in your 2017 proxy statement. However, due to the dual roles of Sumner Redstone, Shari Redstone and David Andelman as directors of CBS and trustees of the SMR Trust, your proposed disclosure should be made sooner than the 2017 proxy statement in your next quarterly report. See Item 5 to Form 10-Q.

Please contact William Mastrianna, Staff Attorney, at 202-551-3778, or me at 202-551-3810, with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD11—Telecommunications

Cc: Kevin K. Greenslade, Esq.
 Hogan Lovells US LLP